Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 1, 2017

Ms. Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Investment Corp. IV

Registration Statement on Form S-1

Filed July 3, 2017

File No. 333-219146

Dear Ms. Mills-Apenteng:

On behalf of Capitol Investment Corp. IV (“Corporation”), we respond as follows to the Staff’s comment letter, dated July 28, 2017, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Corporation’s response to each comment immediately thereafter.

Cover Page

1.	Please limit the outside cover page to one page. See Item 501(b) of Regulation S-K.

We have revised the outside cover page so that it is limited to one page as requested.

Securities and Exchange Commission

August 1, 2017

2.	We note your disclosure on your prospectus cover that you cannot guarantee that your securities will be approved for listing on the NYSE. Please tell us if you expect to know before this registration statement is effective whether the NYSE has approved your listing application. In addition, please confirm that you will file a pre-effective amendment to reflect applicable changes to your disclosure if your application is not approved.

We wish to advise the Staff that the Company will know before the Registration Statement is effective whether the New York Stock Exchange (“NYSE”) has approved the Company’s listing application. We confirm that we will file a pre-effective amendment to reflect applicable changes to the disclosure if the NYSE has indicated it will not approve the Company’s application.

Summary, page 1

3.	Please disclose briefly in the Summary that although you will not redeem shares in an amount that would cause net assets to fall below $5,000,001, you do not have a maximum redemption threshold based on the percentage of the shares sold in your initial public offering, as many blank check companies do.

We have revised the disclosure on page 15 of the Registration Statement as requested.

4.	Please disclose in the Summary that you may issue additional ordinary or preferred shares to complete the initial business combination.

We respectfully advise the Staff that the following language is already included on page 4 of the Registration Statement:

“For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target.”

We have revised the foregoing disclosure to clarify that either ordinary or preference shares could be issued to consummate such a transaction to address the Staff’s comment.

Track Record with Acquisition Vehicles, page 2

5.	Please ensure that the information about your management’s track record is balanced, with equally prominent discussion of any management experience with similar transactions initiated but abandoned, unsuccessful transactions, or transactions or entities that generated losses for investors.

We have revised the disclosure on page 2 of the Registration Statement to make clear to an investor that the transactions listed therein were limited to similarly structured acquisition vehicles and that such transactions represent the only such transactions which the Company’s management has sponsored. We supplementally advise the Staff that management has sponsored no SPACs other than the Company and the three prior SPACs described in the prospectus; nor has management either abandoned any SPAC initial public offering or not consummated any SPAC initial public offering it initiated.

Securities and Exchange Commission

August 1, 2017

Initial Business Combination, page 3

6.	You disclose that NYSE rules require that you complete one or more business combinations with an aggregate fair market value of at least 80% of the value of the assets held in the trust account, excluding the deferred underwriting commissions and taxes payable on the interest earned on the trust account. Section 102.06 of the NYSE Listed Company Manual excludes amounts disbursed to management for working capital purposes and the amount of any deferred underwriting discount held in trust for purposes of calculating the 80% value of assets but does not exclude taxes payable on the interest earned. Please advise.

We have revised the disclosure on pages 3, 13, 62, 73 and 105 of the Registration Statement to clarify that the 80% value of assets test excludes amounts disbursed to management for working capital purposes and deferred underwriting discounts held in trust as set forth in Section 102.06 of the NYSE Listed Company Manual.

Founder Shares, page 9

7.	Please revise to identify the agreement(s) pursuant to which your initial shareholders have agreed to vote their shares in favor of your initial business combination, as well as the agreement(s) pursuant to which your sponsor, executive officers and directors have agreed that they will not propose any amendment to your amended and restated memorandum and articles of association as described under “Redemption of public shares...” on page 17.

We have revised the disclosure on pages 10 and 14 of the Registration Statement to indicate that the form of the letter agreements referred to above has been filed as an exhibit to the Registration Statement. We advise the Staff that such form of letter agreement will be filed as Exhibit 10.1 to the Registration Statement as soon as possible.

Risk Factors

“Our shareholders may not be afforded an opportunity to vote...,” page 21

8.	Please expand this risk factor to include a brief description of the circumstances in which there would not be a shareholder vote.

We have revised the disclosure on page 21 of the Registration Statement as requested.

Securities and Exchange Commission

August 1, 2017

General

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications, as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Mark D. Ein